                                                                  Exhibit 99.1

BOARD OF DIRECTORS OF ELBIT MEDICAL IMAGING LTD.
AUTHORIZES A PRIVATE ISSUANCE OF DEBENTURES IN ISRAEL

Tel Aviv, Israel, February 2, 2006, Elbit Medical Imaging Ltd. (“EMI”) (NASDAQ: EMITF), announced today that its board of directors had authorized a private issuance of unsecured non-convertible debentures to investors in Israel in a maximum aggregate principal amount of approximately NIS 630 million (US$135 million).

The debentures may either be linked (principal and interest) to increases to the Israeli consumer price index and/or linked (principal and interest) to changes to the representative rate of exchange between the New Israel Shekel and the U.S. dollar. The principal amount of the debentures in any case is expected to be repayable in 10 semi-annual equal installments commencing in August 2009 and ending in February 2014.

The interest rate on the debentures will be determined in a tender, which is expected to take place on the second half of February 2006.

Today, Midroog Ltd., an affiliate of Moody’s Investors Services, has informed EMI that the debentures will be rated "A2" on a local scale.

The debentures will be listed for trade on the “Institutional Retzef” which is a trading system for institutional investors in Israel. The debentures will not initially be registered for trade on the Tel Aviv Stock Exchange or any other exchange, although EMI, at its sole discretion, may elect in the future to register the debentures for trade on the Tel Aviv Stock Exchange.

The debentures will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an application exemption from the registration requirements. This press release shall not be deemed to be an offer to sell or a solicitation of an offer to buy any of these securities.

About Elbit Medical Imaging Ltd.

EMI's activities are divided into three principal fields: (i) ownership, operation, management, acquisition, expansion and development of commercial and entertainment malls in Europe, primarily in Eastern and Central Europe; (ii) ownership, operation, leasing, management, acquisition, expansion and development of hotels in major European cities and ownership, operation and management of a commercial and entertainment mall in Israel through its subsidiary, Elscint Ltd.; and (iii) research and development in the image guided focused ultrasound activities through its subsidiary, InSightec - Image Guided Treatment Ltd.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on June 30, 2005 and EMI's Registration Statement on Form F-4/A filed with the Securities and Exchange Commission on September 23, 2005.

For Further Information:

Company Contact	Investor Contact
Shimon Yitzhaki	Kathy Price
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9430
syitzhaki@europe-israel.com	kprice@hfgcg.com